November 21, 2008 By EDGAR Submission

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 6010
Washington, DC 20549

Attention: Mr. Bryan Pitko

Re:	Savient Pharmaceuticals, Inc.
Form 10-K for the Year Ended December 31, 2007
Filed March 14, 2008
File No. 000-15313

Ladies and Gentlemen:

This letter relates to the letter to our client, Savient Pharmaceuticals, Inc. (the “Company”), dated November 10, 2008, from Mr. Jeffrey Riedler, Assistant Director, on behalf of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”).

On behalf of the Company, and as discussed by telephone with Mr. Bryan Pitko of the Staff, this letter is to confirm that the Company will respond to the Staff’s comments on or before December 2, 2008.

If you require additional information or wish to discuss the timing of the Company’s response, please do not hesitate to contact the undersigned at 617-526-6421, or Graham Robinson of WilmerHale at 617-526-6571.

Very truly yours,

/s/ Jason L. Kropp

Jason L. Kropp

cc:	Brian Hayden, Savient Pharmaceuticals, Inc. Philip K. Yachmetz, Savient Pharmaceuticals, Inc. Graham Robinson, WilmerHale

Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109
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